Exhibit 12

Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings before income taxes	$9,828	$21,852	$8,078	$7,774	$6,942

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(537)	(800)	(755)	(1,011)	(993)
Dividends from less than 50% owned affiliates	806	739	495	459	443
Fixed charges	740	768	821	879	1,104
Interest capitalized, net of amortization	—	—	14	6	(7)
Earnings available for fixed charges	$10,837	$22,559	$8,653	$8,107	$7,489

Fixed charges:
Interest incurred (1)	$726	$750	$805	$861	$1,087
Portion of rent expense deemed to represent interest factor	14	18	16	18	17
Fixed charges	$740	$768	$821	$879	$1,104

Ratio of earnings to fixed charges (2)	14.6	29.4	10.5	9.2	6.8

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.
(2) The ratio of earnings to fixed charges for the year ended December 31, 2016 includes the Gain on AB InBev/SABMiller business combination. Excluding this gain, the ratio of earnings to fixed charges would have been 11.3 for the year ended December 31, 2016.